February 1,
2019

Logan Green
Chief Executive Officer
Lyft, Inc.
185 Berry Street, Suite 5000
San Francisco, California 94107

        Re: Lyft, Inc.
            Draft Registration Statement on Form S-1
            Submitted December 6, 2018
            CIK No. 0001759509

Dear Mr. Green:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Risk Factors
If the contractor classification of our drivers . . ., page 25

1. Please place this risk factor in context by disclosing the number and nature of the legal proceedings discussed in the section titled "Independent Contractor Classification
       Matters" on page 127. Also disclose in this risk factor the two settlements, including settlement amounts, referenced in the fourth and sixth paragraphs on page 127.
Industry, Market and Other Data, page 58

2. You state that the Economic Impact Report was commissioned by you and conducted by a third party. If the report was prepared in connection with the registration statement and
 Logan Green
FirstName LastNameLogan Green
Lyft, Inc.
Comapany NameLyft, Inc.
February 1, 2019
February 1, 2019 Page 2
Page 2
FirstName LastName
         meets the conditions of Section 7 of the Securities Act, please disclose the date of the report, identify the third party, and provide us a copy of the report marked to support for the relevant statements in the prospectus. Additionally, file the consent of the third party as an exhibit or explain to us why a consent is not required under
Section 7 and Rule 436.
3. In several footnotes throughout this filing, you state that market share figures are based on the number of rides and were gathered by Slice Technologies, Inc., doing business as
         Rakuten Intelligence, and that an entity affiliated with Rakuten currently holds more than
         5% of your outstanding capital stock. Please disclose this information in this section and file the consent of Rakuten as an exhibit. Please also discuss the methodology, including material assumptions and estimates, used by Rakuten Intelligence to derive market share figures.
Management's Discussion and Analysis and Results of Operations
Our Business, page 70

4. Please address here the material opportunities, challenges, and risks to your business as you implement the material components of your growth strategy such as growing your rider base, your autonomous driving strategy and management's plans to achieve profitability. Also discuss the material challenges and risks posed by your principal competitors. Refer to Section III.A of Securities Act Release No. 33-8350 (Dec. 29,
         2003).
5. Please describe any known trends or uncertainties that have had, or that you reasonably expect will have, a material favorable or unfavorable impact on revenue or results of operations. For example, for certain periods you attribute decreases in Revenue per
         Active Rider and Revenue as a Percentage of Bookings to driver sign-up bonuses and incentives. Refer to Item 303(a) of Regulation S-K and Section III.B.3 of Release No. 33-
         8350.
Growing Our Rider Community, page 73

6.       Please briefly define "use cases" in the first paragraph.
7. We note that your metric for bookings excludes various items as disclosed on page 76.
         Please disclose why these items are excluded from gross bookings. In your response, please tell us if this metric represents bookings from which you earn your revenue.
Revenue per Active Rider, page 74

8. We note your statement that you expect Revenue per Active Rider to continue to increase as you release product improvements designed to increase conversion. Please explain what "conversion" means in the context of your business.
9. We also note your statement that you expect Revenue per Active Rider to continue to increase as you offer additional modes of transportation such as bikes and scooters.
 Logan Green
FirstName LastNameLogan Green
Lyft, Inc.
Comapany NameLyft, Inc.
February 1, 2019
February 1, 2019 Page 3
Page 3
FirstName LastName
         Please provide further support for and discuss any material assumptions underlying such expectation. Disclose the revenue you receive per ride from your "ridesharing marketplace" and the revenue you receive per ride from bikes and scooters.
10. Discuss the reasons that growth rate and amount of Revenue per Active Rider fluctuated for each of the periods presented. Similarly revise the discussion of Revenue as a
         Percentage of Bookings on page 77 and Contribution Margin on page 78. Our Attractive Cohort Trends, page 75

11. Please quantify the number of riders comprising each cohort for each year presented and the retention by cohort by year. Also, discuss the extent to which the available cohort data evidences any material known trends or uncertainties. For example, it appears that for the
         2015 cohort, retention grew at a lower percentage from 2016 to 2017 compared to 2015 to
         2016. Finally, tell us how your calculation involving number of rides, as opposed number of riders, is a measure of "retention."
Management's Discussion and Analysis and Results of Operations
Results of Operations, page 85

12. Please revise your revenue discussion on page 86 to quantify the impact of (1) increased service fees and commissions from drivers (2) a reduction in market-wide price adjustment promotions to ridesharing riders and (3) reduced discounts to Shared Rides riders, which explain the increase in Revenue as a Percentage of Bookings. In addition, quantify the percentage increase in Active Riders and Rides. Refer to
Item 303(a) (3) (ii)
         of Regulation S-K and Section III.D of SEC Release No. 33-6835.
13. On page 87, you indicate the increase in research and development expenses were driven by your efforts to launch new innovations and increase functionality in your platform and improve your platform, as well as costs for launching your autonomous technology efforts. Quantify the amounts associated with each of these factors. In your response, provide us with the amounts of research and development costs for autonomous technology for fiscal 2016, fiscal 2017, and fiscal 2018 (annual results, if known, or interim results through the nine months ended September 30, 2018).
14. Please revise your discussion of sales and marketing expenses on page 87 to disclose driver and passenger incentives recognized in each of the periods presented given its significance to total sales and marketing expenses.
Business
Industry-Leading Autonomous Vehicle Strategy, page 102

15. Please substantiate that your autonomous vehicle strategy is "industry-leading."
         Additionally, quantify your investment to date and estimated investment, milestones, and time frame to implement the two-pronged strategy. Please also discuss the strategic
 Logan Green
FirstName LastNameLogan Green
Lyft, Inc.
Comapany NameLyft, Inc.
February 1, 2019
February 1, 2019 Page 4
Page 4
FirstName LastName
         agreement you reference on page F-36 and disclose any material commitments or obligations made by you under this agreement.
Benefits to Key Stakeholders, page 107

16. Refer to the fourth bullet point on this page. Please substantiate that your driver support is
         "best-in-class."
Our Growth Strategy, page 109

17. Please quantify the estimated investments in brand and growth marketing, proprietary technologies, and predictive analytics and discuss the key milestones and time frames to implement each of these strategies.
Our Technology Infrastructure and Operations, page 125

18. Please disclose the material terms of your agreement with Amazon Web Services. We note in this regard your disclosure of purchase commitments on page F-36. Additionally, tell us whether the agreement should be filed as an exhibit. Refer to Item
         601(b)(10)(ii)(B) of Regulation S-K.
Government Regulation, page 130

19. Refer to the second paragraph on page 131. Please disclose the minimum wage regulation recently adopted by the New York City Taxi and Limousine Commission and discuss, to the extent known, the material effects of compliance with this regulation. Similarly revise the carryover risk factor on pages 22-23.
Management, page 132

20. The Board's structure with regard to risk oversight and cybersecurity is unclear. See Item
         407(h) of Regulation S-K and the Commission Statement and Guidance on Public
         Company Cybersecurity Disclosures dated February 26, 2018.
Nominating and Corporate Governance Committee, page 137

21. Please address the extent to which diversity is a factor in this process. See Item 407(c)(vi)
         of Regulation S-K.
Certain Relationships and Related Party Transactions, page 154

22. If applicable, please provide related party transaction disclosure for the transaction described in the last paragraph of Note 10 to the Consolidated Financial Statements in
         accordance with Item 404 of Regulation S-K.
 Logan Green
Lyft, Inc.
February 1, 2019
Page 5
Amended and Restated Certificate of Incorporation and Amended and Restated
Bylaw
Provisions
Exclusive Forum, page 166

23. You state that the federal district courts will be the exclusive forum for any complaint asserting a cause of action arising under the Securities Act. Please state here and in the carryover risk factor on pages 54-55 that there is uncertainty as to whether a court would enforce this provision.
Note 2. Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page F-10

24. We note your disclosure on page 120 that you offer subscription plans and ride passes.
      Please explain your revenue recognition policy for each offering including how you have considered any expected breakage amounts and, if material, revise your disclosure as appropriate. Refer to ASC 606-10-50-12 and 606-10-50-17.
Note 12. Subsequent Events
Expansion of Express Drive Program, page F-37

25. We note that you expanded your Express Drive program in 2018 and that you are considered to be the accounting lessor in one of your arrangements. Provide us with additional details regarding the nature of your Express Drive program and how you concluded that you were the lessor under that particular arrangement. Additionally, we note your disclosure on page 92 that revenue from your car rental programs in 2016 and
      2017 was not material. Tell us whether the expansion of this program in 2018 is expected to materially impact your financial statements.
        You may contact Melissa Gilmore at (202) 551-3777 or Melissa Raminpour, Accounting
Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan Mcwilliams at (202) 551-3217 or Anne
Parker, Assistant Director, at (202) 551-3611 with any other questions.



                                                           Sincerely,
FirstName LastNameLogan Green
                                                           Division of
Corporation Finance
Comapany NameLyft, Inc.
                                                           Office of
Transportation and Leisure
February 1, 2019 Page 5
cc:       Rezwan Pavri, Esq.
FirstName LastName